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June 23, 2010

Mr. Karl Hiller, Branch Chief
Mr. Brad Skinner, Senior Chief Assistant Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Niusule Biotech Corp.
Form 8-K filing

Dear Sirs:

My client Niusule Biotech Corp. is in receipt of your correspondence dated June 18, 2010.

Consistent with our conversation this morning, I have attached a draft Form 8-K/A containing the disclosure we discussed.  If you have no further comments, we will send to the former auditor and ask them for the letter, advising them we intend to file this 8-K/A Monday June 28, 2010.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K/A

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 24, 2010

Commission file number:  333-152398

Niusule Biotech Corp.
(Exact Name of Registrant as Specified in Its Charter)

Nevada	2834	26-2401986
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	IRS I.D.

2533 North Carson Street, Carson City, NV	89706-0242
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number:  775-887-4880

N/A
(Former Name, Former Address and Former Fiscal Year, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01    Changes in Registrant’s Certifying Accountant

(a)           On March 16, 2010, Spector & Davidian, LLP (“SD”) was dismissed by vote of the Board of Directors as Niusule Biotech Corp.’s (“Niusule”) independent registered public accounting firm.  On the same date, the Board voted to retain Enterprise CPAs, Ltd. (“Enterprise”) as Niusule’s independent registered public accounting firm.

SD’s reports on the financial statements for Niusule’s fiscal years ended June 30, 2009 and June 30, 2008 did not contain any adverse opinion or a disclaimer of opinion.  The report was not qualified or modified as to uncertainty, audit scope, or accounting principles, other than an explanatory paragraph with respect to the Company’s ability to continue as a going concern.

We had recorded a significant sale of inventory to a consolidated subsidiary located in China in draft financial statements sent to our auditor for review before inclusion in our Quarterly Report on Form 10-Q for the period ended March 31, 2010.  Our auditor proposed an adjustment to this presentation and indicated the sale should be eliminated in consolidation.

Due in part we believe to communication issues between a U.S. audit firm and our principal, perhaps caused in part because our principal only speaks Chinese, there were extensive discussions in which we attempted to understand the auditor’s basis for the proposed adjustment.  During these discussions the auditor advised us that absent adjustment to eliminate the transaction, the auditor would not have been able to complete a clean review of the financial statements included in the Form 10-Q for the period ended March 31, 2010.

We ultimately accepted the proposed adjustment, and our financial statements included in Form 10-Q for the period ended March 31, 2010 were prepared with an adjustment eliminating the transaction as proposed by the auditor.

We did not consult with our current auditor concerning this issue prior to the termination of our prior auditor.  However, our current auditor has advised us that he concurs with the treatment of this item as proposed by the prior auditor and accepted by us in the financial statements filed as part of the Form 10-Q.  Neither we nor our current auditor intend to change or restate the current accounting treatment of this item in future financial statements filed with the SEC.

Niusule provided SD with a copy of the disclosures made in response to Item 304(a) of Regulation S-K and an opportunity to furnish Niusule with a letter addressed to the Securities and Exchange Commission (“SEC”) containing any new information, clarification of the expression of Niusule’s views, or the respects in which it does not agree with the statements made by Niusule herein.   SD’s response is attached hereto as an Exhibit.

Item 9.01    Financial Statements and Exhibits

Exhibits

16.   Letter from SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

NIUSULE BIOTECH CORP.

Date: June 24, 2010	By:	/s/ Qinghua Hu
Qinghua Hu,
Chairman